Exhibit 99.1

Amarin Corporation plc

Interim financial statements as of and for the six months ended 30 June 2004 and 2003

(Unaudited)

Interim financial statements as of and for the six months ended 30 June 2004 and 2003

Management’s commentary on results

Amarin reported a net profit for the six months ended June 30, 2004, including discontinued activities, of $10.6 million or $0.59 per American Depositary Share (ADS), compared with a net loss of $10.7 million or $0.66 per ADS in the six months ended June 30, 2003.

The results for the six months ended June 30, 2004 are analysed between continuing and discontinued activities and are set out in further detail below.

PROFIT AND LOSS ACCOUNT

Continuing activities

Period Ended 30 June 2004 (UK GAAP - UNAUDITED)

Selected Income Statement Data - extract of continuing activities

	Six months ended 30 June
	2004 Total	2003 Total
	$’000	$’000

Revenue:
Revenue from continuing activities	—	—
	—	—

Operating expenses:
Selling, general & administrative	2,962	3,533
Amortisation of intangible assets	288	250
Operating expenses from continuing activities	3,250	3,783

Operating (loss) from continuing activities	(3,250)	(3,783)

For the six months ended June 30, 2004, the operating loss from continuing activities was $3.3 million, a decrease of  $0.5 million, compared with an operating loss of $3.8 million for the same period in 2003.  This operating loss represents head office operating expenses, business and corporate development costs and Miraxion (formerly known as Lax-101) product rights amortisation. The decrease is due to lower head office expenses following the disposal of subsidiaries and assets, as discussed within discontinued activities.

Discontinued activities

Period Ended 30 June 2004 (UK GAAP - UNAUDITED)

Selected Income Statement Data - extract of discontinued activities

	Six months ended 30 June
	2004 Total	2003 Total
	$’000	$’000

Revenue:
Revenues from discontinued activities	1,017	5,862

Cost of sales:
Cost of sales from discontinued activities	107	6,470

Gross profit/(loss):
Gross profit/(loss) from discontinued activities	910	(608)
Total gross profit/(loss):	910	(608)

Operating expenses:
Selling, general & administrative	1,575	7,662
Amortisation of intangible assets	—	2,446
Selling, general & administrative pre-exceptional item	1,575	10,108
Adjustment to deferred consideration relating to distribution rights	—	(7,500)
Total selling, general & administrative from discontinued activities	1,575	2,608

Research & development from discontinued activities	1,383	3,120

Total operating expenses from discontinued activities	2,958	5,728

Total operating (loss) on discontinued activities	(2,048)	(6,336)

Exceptional income/(expense) - discontinued activities
Escrow proceeds from disposal of Swedish business in Q4 2003	350	—
Loss on disposal of US operations and certain products	(2,438)	—

(Loss) on ordinary activities before interest from discontinued activities	(4,136)	(6,336)

For the six months ended June 30, 2004, the operating loss from discontinuing activities (including exceptional items) was $4.1 million, compared with an operating loss of $6.3 million for the same period in 2003.  Turnover arose from discontinued activities and was $1.0 million for the six months ended 30 June, 2004, a decline of $4.9 million from $5.9 million in the first six months of 2003. The first half 2004 results reflect two months of activity as  revenue generating product rights were disposed of on February 25, 2004, to Valeant Pharmaceuticals International (“Valeant”). The first half 2003 results reflect an exceptional charge against revenue of $6.1 million in respect of increased forward coverage of customers’ in-market inventories and continuing declines in demand due to generic competition. Additionally, an exceptional charge of $1.1 million was made to cost of sales as explained below.

Cost of sales was $0.1 million for the six months ended 30 June, 2004, a decrease of $6.4 million, or from $6.5 million for the six months ended 30 June, 2003. The decrease is primarily due to significantly lower turnover, as discussed above, and exceptional charges for Permax® inventory losses in 2003 as explained below.

In the first half of 2003, charges of $7.3 million were made to turnover and cost of sales to provide against potentially excessive and obsolete Permax® inventories, offset by a credit of $0.6 million reflecting a reduction in the royalty payable to Elan Corporation plc and certain of its affiliates (“Elan”) (a related party) on Permax® sales.  There were no comparable charges in the first half 2004.

Cost of sales was 11% of turnover during the six months ended 30 June, 2004, compared to 110% for the same period of the prior year.  The decrease is primarily due to the exceptional charges for Permax® inventory losses and the provisions for Permax® returns and rebates that reduced net sales in the first half of 2003.

Operating expenses analysed for discontinued activities, selling, general and administrative expenses, amortisation and research and development expenses were $3.0 million in the six months ended 30 June, 2004, a decrease of $10.2 million, or 77%, compared to $13.2 million for the six months ended 30 June, 2003. Selling, general and administrative costs were $1.6 million in the six months ended 30 June, 2004 a decrease of $6.1 million, or 79% compared to $7.7 million in the six months ended 30 June, 2003. All of this was due primarily to the sale of the revenue generating product rights in February 2004 along with the continued erosion of market share, due to generic entrants, and the resulting scaling back of the marketing of Permax®.

Amortisation of intangible assets from discontinued activities was nil in the six months ended 30 June, 2004 a decrease of $2.4 million, or 100% compared to $2.4 million in the six months ended 30 June, 2003. No amortisation was charged in 2004 as the assets had been written down to their eventual disposal values (as crystallized by their disposal in February 2004 to Valeant) at 31 December 2003.

Research and development expenses were $1.4 million in the six months ended 30 June, 2004, a decrease of $1.7 million, or 55%, compared to $3.1 million for the six months ended 30 June, 2003. The $1.4 million of costs in the six months ended 30 June, 2004 relate to Amarin’s obligations, following the disposal of the US operations and product rights to Valeant, to fund up to $2.5 million of development costs associated with Zelapar™. As at 30 June 2004, $1.4 million had been incurred, with the remaining $1.1 million incurred in early Q3 2004. In the six months ended 30 June 2003, Amarin’s research and development costs comprised its Swedish drug development and delivery business and it also incurred costs in the development of Zelapar™ through its US operations. In October 2003, Amarin sold its Swedish drug development and delivery business. In February 2004, Amarin sold its US operations and Zelapar™ product rights.  Accordingly, in the six months ended 30 June 2004, no research and development costs arise from Sweden or the US.

In February 2004, upon closing the sale of the US operations and certain product rights to Valeant, Amarin settled its debt obligations with Elan through a cash payment of $17.2 million (part of which represented the cost of acquiring Zelapar™ that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and issuing 500,000 warrants over ordinary shares.  Details of the Elan debt settlement are explained more fully in our 2003 Annual Report.  The settlement with Elan resulted in a gain of $25.6 million. This has been included below the operating loss on the face of the consolidated profit and loss account under UK GAAP; under US GAAP, this item represents a contribution to equity as it was from a related party.

In January 2003, Amarin renegotiated its debt and deferred payment obligations with Elan and agreed to a reduction in the deferred consideration payable for the acquisition of Permax® of $7.5 million.  Under UK GAAP the gain on the renegotiation of the deferred payment obligation has been reflected as an exceptional credit to operating expenses.   This exceptional credit, offset by Permax® charges of $7.3 million gives a net exceptional income of $0.2 million for the six months ended 30 June, 2003.

CASHFLOW AND NET ASSETS

As of 30 June, 2004, Amarin had cash and cash equivalents of $7.2 million and net current assets of $5.2 million.  As of 31 December, 2003, Amarin had cash and cash equivalents of $2.1 million and net current liabilities of $39.1 million. Total net cash outflow on operations was $6.4 million for the six months ended 30 June, 2004, a increase of $1.7 million from the outflow of $4.7 million for the six months ended 30 June, 2003.

Cash outflows from continuing activities was $2.4 million for the six months ended 30 June, 2004, a decrease of $0.6 million from the outflow of $3.0 million for the six months 30 June, 2003. The reduction in cash outflow reflects the reduction in operating expenses.

Cash outflows from discontinued activities was $3.9 million for the six months ended 30 June, 2004, an increase of $2.1 million from the outflow of $1.8 million for the six months ended 30 June, 2003. This increase reflects a reduction in net sales and decreases in creditors and changes in other working capital balances.

Cash used in investing activities during the six months ended 30 June, 2004 was $7.9 million, representing the acquisition consideration for the Zelapar™ product rights. Additionally,  $26.3 million cash was generated from the disposal of the US operations and revenue generating product rights (including Zelapar™).  The net cash used in investing activity in the six months ended 30 June, 2003 of $5.0 million reflects acquisition consideration paid for Permax®.

The disposal of the Swedish drug delivery and development business in October 2003 resulted in the retention of proceeds in escrow against potential claims of the purchaser against Amarin. From the proceeds held in escrow Amarin received $0.35 million in the first half of 2004. The February 2004 disposal of the US operations and certain product rights resulted in cash of $1.8 million being eliminated.

Net cash generated from financing activities was $11.8 million in the six months ended 30 June, 2004 reflecting a $4.0 million bridging loan and a $7.8 million loan to acquire Zelapar™.  Both these loans were provided by Elan. Following the disposal of the US operations and certain product rights, Amarin paid $17.2 million to Elan, to eliminate all existing borrowings from Elan. Additionally, Amarin issued a 8% $5 million loan note to Elan. Cash generated in the six months to 30 June, 2003 comprised net proceeds from a private placement of equity in January of $19.9 million offset by the repayment of loans to Elan arising on the 2001 acquisition of Permax® of $17.5 million.

In conjunction with the acquisition of Laxdale (see Recent Developments below), Amarin agreed a loan facility of up to Stg£0.95 million to Laxdale. This loan facility is secured by a floating charge against Laxdale’s assets.  At June 30, 2004, Laxdale had drawn down Stg£0.3 million and currently has drawn down, with Amarin’s permission, a total of Stg£1.0 million.  At the time of the original licensing of Miraxion from Laxdale in 2000, Amarin recorded the transaction consideration as an intangible fixed asset.  The amortised historical cost at June 30, 2004 was $3.8 million.  No provision has been made against carrying value of the loan to Laxdale or the Miraxion intangible asset.  The carrying value of the loan to Laxdale and the Miraxion intangible asset are potentially dependent upon the completion by Amarin of the contemplated financing (described below) and the subsequent closing of the acquisition of Laxdale.

At June 30, 2004, Amarin had a $5 million 5-year loan note owing to Elan with capital repayments of $1.5 million due in January 2006 and July 2007 and $2 million due in January 2009.  At Elan’s option, the loan note can be repaid from proceeds that Amarin receives from a $5 million milestone payable by Valeant on the NDA approval of Zelapar™ by the US FDA. The loan note is redeemable by Amarin at any time, subject to a prepayment fee of $0.25 million, and carries an interest rate of 8%.

GOING CONCERN

At the present time, Amarin is forecast to have sufficient cash to fund its operations on a standalone basis until April 2005. Amarin intends to raise additional capital in order to progress the development of Miraxion, to fund the operating costs of Laxdale post acquisition and to fund its own operations beyond April 2005.  Amarin may do so through such means as the issuance of further shares, the creation of convertible debt, or the outlicensing of product rights.  There is no assurance that Amarin’s efforts to raise additional capital will be successful.  If efforts are unsuccessful, there is substantial doubt as to whether Amarin will be able to fund its business beyond April 2005.

Amarin’s ability to execute its business strategy and sustain its infrastructure at its current level will be impacted by when, and whether or not, it is able to raise additional capital. The consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should Amarin be unable to continue as a going concern.

RECENT DEVELOPMENTS

The following summarizes recent material events relating to the business, including material changes in affairs that have occurred since March 31, 2004, the date on which the company's most recent Annual Report on Form 20-F was filed with the SEC.

Laxdale Acquisition

On September 28, 2004 Amarin announced that the company had received shareholder approval of the definitive share purchase agreement, to acquire the entire issued share capital of Laxdale Limited, a privately owned, neuroscience development company based in Stirling, Scotland.  The Directors have been authorized to take all necessary steps to close the transaction which is planned for October 7, 2004. The transaction is contingent upon completion by Amarin of a financing in excess of $15 million and other customary conditions. The condition with respect to completion of such a financing may be waived by Amarin if it so wishes.  Laxdale’s development pipeline includes programs in Huntington’s disease, treatment-unresponsive depression and other neurological disorders.

The purchase price for the acquisition of Laxdale comprises an initial consideration of 3.5 million ADSs representing 3.5 million Ordinary Shares of 5p each in the capital of Amarin and certain success-based milestone payments described below (the “Sellers’ Consideration Shares”) payable on a pro rata basis to the shareholders of Laxdale (the “Sellers”). Laxdale will become a wholly owned subsidiary of Amarin following the closing of the transaction.  Accordingly, Amarin will, at such time, assume all of Laxdale’s outstanding liabilities in the amount of approximately GBP£1.5 million, which includes at present debt obligations in the amount of GBP£1 million to Amarin. Amarin, as Laxdale’s holding company, will at such time take responsibility and potentially liability on a consolidated basis for Laxdale’s obligations under its existing contracts. Laxdale’s material contracts include certain licenses of marketing rights to Miraxion for Huntington’s disease in Europe and Japan. These licenses include obligations upon Laxdale to fund and manage clinical trails and to submit a dossier to the European Agency for the Evaluation of Medical Products (“EMEA”) in respect of European licenses, which submission occurred in June 2003. A range of royalties and further success-based milestones are payable to Laxdale by its licensees upon approval and sale of a product pursuant to such licenses.

Pursuant to the Laxdale SPA further success-related milestones payable on product approvals will be paid as follows:

•                  On receipt of a marketing approval in each of the U.S. and/or Europe for the first indication of any product containing Laxdale intellectual property, Amarin must make a stock or cash payment (at the Sellers’ sole option) of GBP£7.5 million for each of such two potential market approvals (i.e. GBP£15.0 million maximum); and

•                  On receipt of a marketing approval in each of the U.S. and/or Europe for any other product using Laxdale intellectual property or for a different indication of a previously approved product, Amarin must make a stock or cash payment (at the Sellers’ sole option) of GBP£5 million for each of such two potential market approvals (i.e. GBP£10 million maximum).

The transaction is contingent upon shareholder approval, completion by Amarin of a financing of at least US$15 million, Amarin not having received a de-listing notice from Nasdaq and certain other customary conditions. Amarin has the ability to waive the financing condition if it so wishes; however if the financing is not completed Amarin may lack the financial resources to meet its post-closing obligations with respect to the development of Miraxion.

Amarin has previously agreed a loan facility of up to GBP£950,000 to Laxdale (the “Loan”), all of which has been drawn down. The loan facility provides for interest calculated at the Bank of Scotland’s base rate plus 3% and is repayable within 30 days of written demand by Amarin made at any time on or after the earlier of (i) the demandable date (i.e where Amarin determines at any time that Laxdale’s cash expenditure is in excess by £20,000 of Laxdale’s projections; Laxdale breaches any provision and/or representation and/or warranty given in or pursuant to the Loan; or an event of default has occurred); or (ii) September 30th 2004; at which point the Loan together with all interest due thereon shall become due and repayable within thirty days of demand being made, in GBP pounds sterling in immediately available funds, without any set-off, counterclaim, withholding or deduction for any reason whatsoever by Laxdale except as required by law. This Loan is secured by a floating charge against Laxdale’s assets. This funding has been provided in four instalments in June, July and August 2004 to enable Laxdale to continue operating its business, as Laxdale would otherwise have been unable to pay its obligations as they came due. If the acquisition of Laxdale is not completed it is unlikely that Laxdale will have the ability to repay its indebtedness to Amarin and in such circumstances, and subject to the terms of the Loan, the Bank of Scotland’s prior ranking charge, and the security given thereunder, Amarin could enforce its security.

In conjunction with the acquisition of Laxdale, Amarin will execute cross-licensing agreements with Scarista Limited at closing providing Amarin with rights to specified intellectual property covering North America, the E.U. and Japan for the payment of £500,000.

Pursuant to the Laxdale SPA, Amarin has agreed to use reasonable commercial efforts to (i) continue the Phase III trial for Miraxion in Huntington’s disease and, upon successful completion thereof, pursue FDA approval for such indication, (ii) pursue approval of Miraxion in Europe for the treatment of Huntington’s disease and (iii) conduct development activities for indications other than Huntington’s disease and pursue U.S. and European approval therefore.  Reasonable commercial efforts are defined in the Laxdale SPA as efforts consistent with industry practice for the development of products of similar performance and potential.  However, Amarin is not required to pursue development efforts for Huntington’s disease or other indications if its board of directors reasonably determines in good faith that it is not commercially or scientifically viable to do so.

Pursuant to a registration rights agreement to be entered into by Amarin and the Sellers on completion of the transaction Amarin has agreed to use its reasonable commercial efforts to file a Registration Statement on Form F-3 (to the extent available) or Form F-1 in respect of the Sellers’ Consideration Shares and a portion of the contingent shares issuable post closing, as of the earlier of (i) Amarin filing any registration statement with the U.S. Securities and Exchange Commission (“SEC”) after the date of the Laxdale SPA or (ii) within 60 days of the closing of the transaction. Amarin shall use commercially reasonable efforts to maintain such Registration Statement in effect through March 30, 2006. Amarin has agreed to use reasonable commercial efforts to file registration statements in respect of the contingent shares to be issued upon any of the success milestones, subject to the acceptance of a New Drug Application (NDA) by a relevant regulatory authority. Such registration statements must be filed within 90 days after NDA acceptance if fast track status has been granted and otherwise within 270 days after NDA acceptance. Amarin shall use commercially reasonable efforts to maintain any such subsequent registration statement in effect for one year after the effective date thereof.  In addition, the Sellers have the right (exercisable only once) to include their unsold Securities in any registration statement filed by Amarin for its own account or on behalf of other selling shareholders.

Key benefits to Amarin

In Amarin’s view the proposed transaction would provide the following key benefits:

•                  Improvement in Amarin’s share of Miraxion’s economics by reducing Amarin’s royalty obligations on U.S. sales from an effective rate of 40% previously to 5% post acquisition;

•                  The acquisition of E.U. and Japanese rights to Miraxion for Huntington’s disease plus existing licensee relationships for the major European markets and Japan;

•                  The acquisition of North American, E.U. and Japanese rights to Miraxion in all other CNS disorders, including treatment-unresponsive depression;

•                  The acquisition of a leading neuroscience development capability which can be further leveraged through in-licensing and acquiring rights to additional programs;

•                  The acquisition of a development pipeline beyond Miraxion consisting of additional neuroscience programs at earlier stages of development; and

•                  Control of the development of Miraxion.

Development Pipeline

Upon the transaction closing Amarin’s late-stage development pipeline would consist of the following key programs:

Product

Indication

Status

Partnered

Miraxion Ethyl-EPA	Huntington’s disease (“HD”)	EU – Filed U.S. – Phase III	Germany, Austria, France, Benelux, Spain, Portugal, UK, Ireland and Japan
	Treatment-unresponsive depression	Phase II	Japan

Lax 200 products	Depression, schizophrenia, multiple sclerosis	Phase I / Phase II	-

If the Laxdale acquisition is not completed, Amarin’s current pipeline will be limited to sales and distribution rights to Miraxion only in the U.S. and only for indications relating to Huntington’s disease.

Treatment-Unresponsive Depression

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. alone each year. In 2003, U.S. sales of antidepressants were approximately $12 billion. However, about one third of patients with depression still fail to respond to standard drugs and another third show only partial response.  Miraxion is being developed as an adjunctive therapy to treat those who do not respond to current treatments.

Miraxion for treatment-unresponsive depression

Two phase II clinical trials have been conducted with Miraxion in treatment-unresponsive depression that concluded with statistical significance that a 1-gram per day dose of Miraxion was effective in treating depression in patients who remained depressed despite receiving standard therapy.  The results of these trials were published in the Archives of General Psychiatry in October 2002 and the American Journal of Psychiatry in March 2002.

As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion in this indication and will seek a development and marketing partner to accelerate the program.

Amarin’s marketing partners

Miraxion has been partnered for Huntington’s disease in the major EU markets and for depression in Japan.  Amarin is currently precluded from disclosing the identity of its marketing partners by confidentiality agreements.

Amarin’s Short-Term Objectives

•                                     To successfully complete phase III studies with Miraxion in Huntington’s disease by the end of next year; and

•                                        To reduce Amarin’s dependency on Miraxion by broadening the late-stage pipeline through the commencement of clinical studies next year with at least two other products either from Amarin’s internal pipeline or from in-licensing activities.

Nasdaq

In March 2004, Amarin received notification from the Nasdaq Stock Market Inc. indicating that Nasdaq was conducting a review of the Company’s eligibility for continued listing, based on the failure to meet the requirement of maintaining stockholders’ equity of at least $10 million.  Management provided a business plan that they believe demonstrated a viable basis for achieving compliance.  However, the time required to implement such plans would have extended beyond the period within which Nasdaq required compliance.

Accordingly, effective as of May 26, 2004, Amarin voluntarily transferred the listing of its ADSs from the Nasdaq National Market to the Nasdaq SmallCap Market.

Nasdaq has informed the Company that, based on financial results for the second quarter ended June 30, 2004, Amarin is not in compliance with the minimum stockholders’ equity requirement. Accordingly, Nasdaq initiated a review of Amarin’s eligibility for continued listing on the Nasdaq SmallCap Market.  Based on discussions with Amarin and information provided by the Company, Nasdaq has granted an extension until 11 October, 2004 to achieve compliance.  If the Company is successful in completing the planned equity financing, management believes that the Company will be able to meet and maintain the required level of stockholders’ equity.

If Amarin fails to achieve compliance, the Company may be subject to delisting.  If written notification is received from Nasdaq that Amarin’s securities will be delisted, the Company may appeal this determination to a Listing Qualifications Panel.  If the ADSs were to be de-listed from the Nasdaq SmallCap Market, Amarin would seek to be listed on the Over-the Counter Bulletin Board.  A delisting could negatively impact the value of the Company’s stock, since securities trading on the over-the-counter markets are typically less liquid and trade with larger variations between the bid and ask price than Nasdaq listed securities.

Valeant Settlement

Subsequent to the end of the 2003 fiscal year, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals, Inc (“API”), and certain assets to Valeant Pharmaceuticals International (“Valeant”). The asset purchase agreement (the “APA”) for the transaction provides for a purchase price adjustment based on variations between a pro forma balance sheet agreed between the parties and a closing date balance sheet to be prepared after the closing. Subsequent to the closing of the sale, one of API’s wholesalers advised that it was holding approximately US$6 million of product inventory that it had not previously discovered.   Amarin and Valeant have been disputing the responsibility for incremental wholesale inventory.

On September 27, 2004 Amarin signed a settlement agreement with Valeant in respect of this dispute in full and final settlement of all such matters as between Valeant and Amarin. Pursuant to this settlement agreement Amarin has agreed to forego part of the contingent milestones payable by Valeant to Amarin due under the APA, namely the entire $5 million contingent milestone payable on FDA approval of Zelapar and $1 million of the $3 million contingent milestone previously due when the remaining safety studies are successfully completed.  Also, Valeant has agreed that Amarin is no longer required to purchase $414,000 of further inventory from wholesalers and that the remaining $2 million contingent milestone previously due when the remaining Zelapar safety studies are successfully completed will be paid on 30th November 2004 without any such contingency.  The settlement agreement is conditional upon consent to such amendment to the asset purchase agreement being given by Elan Corporation plc (or its assignees) on or before October 7, 2004. Of the $2 million payable to Amarin by Valeant on November 30, 2004, $1 million is payable to Elan as part of the original settlement between Elan and Amarin on February 25, 2004.

Change of Chief Financial Officer

Our Chief Financial Officer, Ian Garland, left Amarin effective as of May 21, 2004 and has been replaced by Alan Cooke.  Prior to joining Amarin, Mr. Cooke spent approximately eight years at Elan Corporation, plc, most recently as Vice President, Global Strategic Planning.  Mr. Cooke is a member of the Institute of Chartered Accountants (Ireland) and trained at KPMG, Dublin.  Mr. Cooke is also a member of Amarin’s board of directors.

Report of Independent Registered Public Accounting Firm

We have reviewed the accompanying condensed consolidated balance sheet of Amarin Corporation plc and subsidiaries as of 30 June 2004, and the related condensed consolidated statements of income and cash flows for the six-month periods ended 30 June 2004 and 2003, collectively the “interim financial statements”. These interim financial statements are the responsibility of the company’s management.

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The accompanying unaudited interim financial statements have been prepared assuming that the company will continue as a going concern.  As discussed in Note 1 of these unaudited interim financial statements as of 30 June 2004, and for the six months then ended, the company has not yet secured finance sufficient to allow it to fund its ongoing operational needs and meet its debt obligations, raising substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our review conclusion is not qualified in this respect.

Based on our review, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United Kingdom and the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Amarin Corporation plc and subsidiaries as of 31 December 2003, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated 31 March 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 December 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 13 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

Cambridge, England

30 September 2004

Consolidated profit and loss account (UK GAAP)

		Six months to 30 June
Unaudited	Note	2004	2003
		$’000	$’000*
Turnover
Discontinued operations		1,017	5,862

Cost of sales
Discontinued operations		(107)	(6,470)

Gross profit
Discontinued operations		910	(608)

Operating income/(expenses)
Continuing operations		(3,250)	(3,783)
Discontinued operations		(2,958)	(5,728)
		(6,208)	(9,511)

Operating profit/(loss)
Continuing operations		(3,250)	(3,783)
Discontinued operations		(2,048)	(6,336)
		(5,298)	(10,119)

Exceptional income/(expense) - discontinued activities

Profit on disposal of Swedish operations	4	350	—
Loss on disposal of US operations and certain products	5	(2,438)	—
Gain on settlement of debt on related sale of distribution rights	6	25,572	—
Interest receivable and similar income		39	19
Interest payable and similar charges		(136)	(466)

Profit/(loss) on ordinary activities before tax		18,089	(10,566)
Tax on profit/(loss) on ordinary activities	8	(7,500)	(143)
Profit/(loss) for the financial period		10,589	(10,709)
Dividends — non-equity		—	(24)
Retained profit/(loss) for the financial period		10,589	(10,733)

		$	$
Earnings/(loss) per ordinary share		0.59	(0.66)
Diluted earnings/(loss) per share		0.59	(0.66)

The accompanying notes are an integral part of these interim financial statements.

*Results for the six months to 30 June 2003 include exceptional items detailed in note 3.

Consolidated balance sheets (UK GAAP)

Unaudited	Note	30 June 2004	31 December 2003
		$’000	$’000
Fixed assets
Intangible assets		3,755	31,749
Tangible assets		261	1,031
		4,016	32,780
Current assets
Stock	7	—	2,651
Deferred tax asset	8	—	7,500
Debtors		913	2,349
Cash at bank and in hand		7,211	2,097
		8,124	14,597

Creditors: amounts falling due within one year		(2,899)	(53,725)

Net current assets/(liabilities)		5,225	(39,128)

Total assets less current liabilities		9,241	(6,348)

Creditors: amounts falling due after more than one year	10	(5,000)	—
Net assets/(liabilities)		4,241	(6,348)

Capital and reserves
Called up share capital	11	1,454	29,088
Capital redemption reserve	11	27,634	—
Share premium account	12	70,223	70,223
Profit and loss account	12	(95,070)	(105,659)
Equity shareholders’ funds/ (deficit)		4,241	(6,348)

The Group has no recognised gains and losses other than those included in the loss above, and therefore no separate statement of total recognised gains and losses has been presented.

The accompanying notes are an integral part of these interim financial statements.

Reconciliation of movements in group shareholders’ funds/(deficit) (UK GAAP)

Unaudited	Six months ended 30 June 2004	Year ended 31 December 2003
	$’000	$’000
Profit/(loss) for the financial period	10,589	(19,224)
Dividends – non equity	—	(24)
New share capital issued	—	21,212
Share issuance costs	—	(2,104)
Net change in shareholders’ funds/(deficit)	10,589	(140)
Opening shareholders’ (deficit)	(6,348)	(6,208)
Closing shareholders’ funds/(deficit)	4,241	(6,348)

The accompanying notes are an integral part of these interim financial statements.

Consolidated cash flow statement (UK GAAP)

Unaudited	Note	Six months to 30 June 2004	Six months to 30 June 2003
		$’000	$’000

Net cash (outflow) from operating activities		(6,352)	(4,729)
Returns on investment and servicing of finance
Dividends paid on non-equity shares		—	(24)
Interest received		39	19
Interest paid on loans and overdrafts		(131)	(2,733)
Net cash (outflow) from returns on investments and servicing finance		(92)	(2,738)
Taxation
Corporation tax paid		—	(3,125)
Capital expenditure and financial investment
Purchase of intangible fixed assets		(7,894)	(5,000)
Purchase of tangible fixed assets		(3)	—
Net proceeds on sale of intangible and tangible fixed assets	5	26,307	—
Net cash inflow/(outflow) from capital expenditure and financial investment		18,410	(5,000)
Acquisitions and disposals
Cash received on disposal of Swedish operations		350	—
Cash eliminated on disposal of US operations		(1,801)	—
Cash inflow/(outflow) before management of liquid resources and financing		10,515	(15,592)
Management of liquid resources		—	—
Financing
Issue of ordinary share capital		—	21,197
Expenses of issue of ordinary share capital		—	(1,310)
Repayment of amounts owed to Elan	6	(17,195)	(17,500)
New loans from Elan and finance leases		11,794	173
Net cash (outflow)/inflow from financing		(5,401)	2,560

Increase/(decrease) in cash		5,114	(13,032)

The accompanying notes are an integral part of these interim financial statements.

Details of major non-cash transactions, including the issue of a $5 million loan note and 500,000 warrants to Elan are given in notes 6 and 10.

Reconciliation of operating (loss)/profit to net cash outflow from operating activities (UK GAAP)

Unaudited	Six months to 30 June 2004	Six months to 30 June 2003
	$’000	$’000
Continuing operations
Operating (loss) from continuing operations	(3,250)	(3,783)
Depreciation on tangible fixed assets	39	40
Amortisation of intangible fixed assets	288	250
Decrease in other debtors	235	108
Decrease/(increase) in prepayments and accrued income	15	(79)
Increase in trade creditors	339	588
Increase/(decrease) in other creditors	75	(85)
(Decrease)/increase in other taxation and social security	(68)	69
(Decrease) in accruals and deferred income	(87)	(72)
Net cash (outflow) from continuing operating activities	(2,414)	(2,964)

Discontinued operations
Operating (loss) from discontinued operations	(2,048)	(6,336)
Adjustment to deferred consideration relating to distribution rights	—	(7,500)
Depreciation on tangible fixed assets	83	41
Amortisation of intangible fixed assets	—	2,446
(Gain)/loss on translation of foreign currency balances	(76)	35
(Increase)/decrease in stocks	(550)	1,396
Decrease in trade debtors	418	11,776
Decrease in other debtors	43	428
Decrease/(increase) in prepayments and accrued income	726	(323)
(Decrease) in trade creditors	(2,202)	(1,104)
(Decrease) in other creditors	(421)	(7,657)
Increase in other taxation and social security	—	29
Increase in accruals and deferred income	89	5,009
(Decrease) in provisions	—	(5)
Net cash (outflow) from discontinued operating activities	(3,938)	(1,765)

Total net cash (outflow) from operating activities	(6,352)	(4,729)

The accompanying notes are an integral part of these interim financial statements.

Notes to the unaudited condensed interim financial statements

1.                 Going concern

These interim financial statements have been prepared on the going concern basis.  As reported in the ‘Management’s commentary on results’ section of these unaudited interim financial statements, Amarin is forecast to have sufficient cash to fund its operations on a standalone basis until April 2005.

Amarin intends to raise additional capital in order to progress the development of Miraxion (formerly known as Lax-101), to fund the operations of Laxdale post acquisition and to fund its own operations beyond April 2005.  Amarin may do so through such means as the issuance of further shares, the creation of convertible debt, or the outlicensing of product rights. There is no assurance that Amarin’s efforts to raise additional capital will be successful.  If efforts are unsuccessful, there is substantial doubt as to whether Amarin will be able to fund its business beyond April 2005.

Amarin’s ability to execute its business strategy and sustain its infrastructure at its current level will be impacted by when, and whether or not, it is able to raise additional capital. The consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should Amarin be unable to continue as a going concern.

2.                 Preparation of interim financial statements

The accompanying interim financial statements as of and for the six months ended 30 June, 2004 and 2003 are unaudited and have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) for interim financial information.  Accordingly, the information set out in these unaudited interim financial statements does not comprise statutory accounts within the meaning of the Companies Act 1985.  With respect to these financial statements, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information.  However, their separate report dated September 30, 2004 appearing herein is not a “report” within the meaning of Sections 7 and 11 of the Securities Act of 1933, and PricewaterhouseCoopers LLP’s liability under Section 11 of the Securities Act 1933 does not extend to such report.

UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”).  These differences have a material effect on net income/(loss) and the composition of the shareholders’ equity.  A reconciliation of net (loss)/profit and shareholders’ (deficit)/equity from UK GAAP to US GAAP is set forth in note 13 and summary consolidated cash flows presented under US GAAP is set forth in note 14.

These unaudited interim financial statements have been prepared in accordance with the accounting policies set out in, and should be read in conjunction with, Amarin’s Annual Report and Form 20-F for the year ended 31 December, 2003. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of Amarin Corporation plc and its consolidated subsidiaries have been included in these unaudited interim financial statements. Operating results for the six months ended 30 June, 2004, are not necessarily indicative of the results that may be expected for the year ending 31 December, 2004.

Within operating expenses on the face of the UK GAAP profit and loss account are certain items which are disclosed as exceptional. Under US GAAP these items would not represent exceptional items and would, therefore, not be disclosed separately within the category of operating expenses to which they relate.

3.                 Exceptional items

	Six months to 30 June 2004	Six months to 30 June 2003
	$’000 Unaudited	$’000 Unaudited
Permax charges -
Turnover	—	(6,147)
Cost of sales	—	(1,129)
	—	(7,276)
Operating expenses:
Adjustment to deferred consideration relating to distribution rights	—	7,500
	—	224

In December 2002, a generic competitor to Permax® was launched (see ‘Management’s commentary on results’) which resulted in a significant reduction in patient demand and increased wholesaler inventory levels.  Accordingly, provisions totalling approximately $7.3 million were booked in the period to 30 June 2003, to cover risk of returns, rebates and inventory losses.

In January 2003, Amarin re-negotiated the debt and deferred payment obligations with Elan and agreed to a reduction in the deferred consideration liability of $7.5 million.  The gain on this re-negotiation was reflected in the six months ended 30 June, 2003 as an exceptional credit in operating expenses.

4.                 Profit on disposal of Swedish operations

As disclosed in our 2003 Annual Report and 20-F, during October 2003, Amarin disposed of its Swedish drug delivery and development business comprising interests in Gacell Holdings AB and Amarin Development (Sweden) AB. At 31 December 2003, $750,000 of the gross sale proceeds remained in escrow against potential claims by the purchaser. From this amount, $350,000 was released by the purchaser to Amarin during the first half of 2004. The remaining proceeds held in escrow of $400,000, will be held against further potential claims of the purchaser, with a review date of 28 October 2004.

5.                                      Loss on disposal of US operations and certain products

During February 2004, Amarin sold the majority of its US operations to Valeant.  This sale, which resulted in a loss of $2.4 million, comprised Amarin’s:

•                  US commercial operations and subsidiary, Amarin Pharmaceuticals Inc;

•                  rights to Permax and the Primary Care Portfolio of marketed products; and

•                  rights to the development compound, Zelapar™.

Book value
$’000
Intangible fixed assets – product rights	35,600
Tangible fixed assets	651
Stock	3,201
Cash	1,801
Creditors	(12,508)
28,745
Loss on disposal	(2,438)
Consideration – net of expenses	26,307

Gross proceeds	38,000
Less inventory management fees	(9,300)
Less legal and transaction fees	(2,393)
Consideration – net of expenses	26,307

6.   Gain on settlement of debt on related sale of distribution rights

In February 2004, upon closing the sale of the US operations and certain product rights to Valeant Pharmaceuticals International (“Valeant”),  Amarin settled its debt obligations with Elan through a cash payment of $17.2 million (part of which represented the cost of acquiring Zelapar™ that was concurrently sold to Valeant), issuing a new $5 million 5-year loan note and issuing 500,000 warrants over ordinary shares.  Details of the Elan debt settlement are explained more fully in our 2003 Annual Report.  The settlement with Elan resulted in a gain of $25.6 million.

7.              Stock

Stock comprises:

	30 June 2004	31 December 2003
	$’000	$’000
	Unaudited	Unaudited
Raw materials and consumables	—	274
Finished goods and goods for resale	—	2,377
	—	2,651

8.              Deferred tax

At 31 December 2003, a deferred tax asset of $7,500,000 representing the deferred tax credit was recognised by Amarin. This was utilised against timing differences that reversed in the first half of 2004 due to the gain on the settlement of Elan debt.

9.              Earnings/(loss) per share

Basic earnings per share for the six months ended 30 June 2004 is calculated on the profit on ordinary activities after taxation of $10,589,000 (30 June 2003: loss of $10,709,000) and on 17,940,000 ordinary shares (30 June 2003: 16,250,000 ordinary shares), being the weighted average number of ordinary shares in issue and ranking for dividend during the period.  Fully diluted earnings per share is calculated using the weighted average number of ordinary shares in issue, adjusted to reflect the effect of exercising those share options granted where the exercise price is less than the average market price of the ordinary shares during the period.

10.       Creditors due after one year

Following the disposal of the US operations and certain product rights, Amarin settled its debt obligations to Elan and also issued a  $5,000,000 5-year loan note to Elan with capital repayment as follows:

•                  $1,500,000 in January 2006

•                  $1,500,000 in July 2007

•                  $2,000,000 in January 2009

At Elan’s option, the loan note can be repaid from proceeds Amarin is due to receive from a $5,000,000 milestone payable by Valeant on the NDA approval of Zelapar™.  However, as set out on page 10 in Management’s commentary on results, Amarin have signed a settlement agreement with Valeant whereby Amarin waive the right to receive this $5,000,000 milestone from Valeant.  The settlement agreement with Valeant is conditional upon obtaining consent from Elan or its assignees.

The loan note is prepayable by Amarin at any time, subject to a prepayment fee of $250,000, and carries an interest rate of 8% per annum.  Additionally, Amarin agreed to issue 500,000 warrants to Elan priced at the average market closing price for Ordinary Shares for the 30-day period prior to closing. As a result, Elan’s fully diluted ownership in Amarin increased from 25.9% to 28.0%.

11.       Called-up share capital and capital redemption reserve

Unaudited	Called-up share capital	Capital redemption reserve
	$’000	$’000
At 1 January 2004	29,088	—
Transfer to capital redemption reserve	(27,634)	27,634
At 30 June 2004	1,454	27,634

On 21 June 2004, each of the issued ordinary shares of £1 each was sub-divided and converted into one ordinary share of £0.05 and one deferred share of £0.95. Additionally, each authorised but unissued share of £1 each was sub-divided into 20 ordinary shares of £0.05 each.

A fresh issue of one ordinary £0.05 share was made for a consideration of £1. These proceeds were used by the Company to purchase the deferred shares in issue. The deferred shares were then cancelled by the company. Following these transactions, at 30 June 2004, there are 17,939,787 allotted, called up and fully paid ordinary shares of £0.05.

Unaudited	30 June 2004	31 December 2003
	$’000	$’000
Authorised
1,559,144,066 ordinary shares of £0.05 each (31 December 2003: 95,000,000 ordinary shares of £1 each)	125,319	152,828
17,939,786 deferred shares of £0.95 each (31 December 2003: nil)	27,509	—
5,000,000 3% cumulative convertible preference shares of £1 each (31 December 2003: 5,000,000)	8,050	8,050
	160,878	160,878
Allotted, called up and fully paid
17,939,787 ordinary shares of £0.05 each (31 December 2003: 17,939,786 ordinary shares of £1 each)	1,454	29,088

12.       Share premium account and reserves

Unaudited	Share premium account	Profit and loss account
	$’000	$’000
At 1 January 2004	70,223	(105,659)
Profit for the period	—	10,589
At 30 June 2004	70,223	(95,070)

13.       Reconciliation from UK to US GAAP

	Note	Six months to 30 June 2004	Six months to 30 June 2003
		$’000 Unaudited	$’000 Unaudited

Net profit/(loss) in accordance with UK GAAP		10,589	(10,709)
Adjustment for gain on securities available-for-sale		(2)	10
Adjustment for stock-based compensation and National Insurance	C	—	64
Adjustment for treatment of intangible fixed asset	B	394	256
Gain on renegotiation of a related party liability	A	(25,572)	(7,500)
Imputed interest on non-interest bearing debt		—	(254)
Adjustment for revenue recognition		—	347
Adjustment to Permax® purchase consideration		—	(1,211)
Amortisation of discount on loan note	D	(25)	—
Net (loss) as adjusted to US GAAP		(14,616)	(18,997)

		$	$
US GAAP net (loss) per ordinary share - diluted		(0.81)	(1.17)
US GAAP net (loss) per ordinary share - basic		(0.81)	(1.17)

		Number	Number
		‘000	‘000
Shares used in computing loss per ordinary share – diluted		17,940	16,336
Shares used in computing loss per ordinary share – basic		17,940	16,250

Basic US GAAP (loss) per share as at 30 June 2004 is calculated based on the loss on ordinary activities after taxation, $15,089,000 (30 June 2003: loss of $18,997,000) and on 17,940,000 (30 June 2003:16,250,000) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the period. The diluted earnings per share take options and warrants into account. As the Company reported a net loss in the six months ended 30 June 2004 and 2003, the loss per share is not reduced by dilution.

		Six months ended 30 June 2004	Year ended 31 December 2003
		$’000 Unaudited	$’000 Unaudited

Shareholders’ equity/(deficit) in accordance with UK GAAP		4,241	(6,348)
Adjustment for gain on securities available-for-sale		14	16
Adjustment for treatment of intangible fixed asset	B	(3,755)	(4,149)
Adjustment for revenue recognition		(617)	(617)
Unamortised discount on loan note	D	432	—
Adjustment for preferred dividend		546	546
Shareholders’ equity/(deficit) in accordance with US GAAP		861	(10,552)

A.             Gain on renegotiation of a related party liability

Under UK GAAP the Company has recognised a gain on the renegotiation of a liability due to a related party. Under US GAAP the extinguishment of a related party liability is considered a contribution to capital.

B.             Treatment of intangible fixed assets

Under UK GAAP pharmaceutical products which are in the clinical trials phase of development can be capitalised and amortised where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.

Under UK GAAP the Company has capitalised $3,755,000 at June 30, 2004 relating to Miraxion (formerly known as Lax-101). At December 31, 2003, the Company had $4,149,000 relating to Miraxion and Zelapar™, which was disposed of during February 2004. These would have been expensed under US GAAP.

C.            Stock-based compensation and National Insurance

Under UK GAAP the Company has recorded a provision of $nil (30 June 2003: $64,000) relating to National Insurance (“NI”) amounts payable on stock option gains at the time of grant. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.

The Company has re-priced certain stock options issued to directors and employees. Under US GAAP these have been accounted for using variable plan accounting as directed by FIN 44. There was no impact for the six months ended 30 June 2004 or six months ended 30 June 2003.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its US share option plans. Had compensation for the Company’s share option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net (loss) and net (loss) per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	Six months to 30 June 2004	Six months to 30 June 2003
	$’000 Unaudited	$’000 Unaudited
Net (loss) as reported	(14,616)	(18,997)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(2,393)	(3,417)
Proforma net (loss)	(17,009)	(22,414)

	$	$
Basic and diluted (loss) per ordinary share as reported	(0.81)	(1.17)
Proforma	(0.95)	(1.38)

	$	$
Weighted average grant date fair value
Options granted at the market price	—	2.13
Options granted at a premium to the market price	—	—
Options granted at a discount to the market price	—	—

The fair value for options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and no dividends.

	Six months to 30 June 2004 Unaudited	Six months to 30 June 2003 Unaudited
Options granted at the market price Risk free interest rate (percentage)	—	2.46
Expected life (in years)	—	4.00
Volatility (percentage)	—	107

During the six months ended 30 June 2004, no options were granted. During the six months ended 30 June 2003, all options were granted  at the market price.

D.    Discount on loan note

Under US GAAP the $5 million loan note and the 500,000 warrants issued to Elan (see note 6) have been accounted for under APB 14, so that the proceeds of the loan note have been allocated between the debt and the warrants based on their relative fair values. The debt is being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants is being retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. Under UK GAAP the warrants are regarded as not having affected the finance cost of the loan note.

Set out below are the profit and loss accounts for the six month periods ended 30 June 2004 and 30 June 2003 on the US GAAP basis.

	Six months to 30 June 2004 Unaudited	Six months to 30 June 2003 Unaudited

Turnover	—	—
Cost of sales	—	—
Gross (loss)/profit	—	—
Operating expenses	(2,856)	(3,463)
Operating (loss)	(2,856)	(3,463)
Interest receivable and similar income	37	29
Interest payable and similar income	(161)	(720)
(Loss) from continuing operations before income taxes	(2,980)	(4,154)
Income taxes – (charge)	(7,500)	(143)
(Loss) from continuing operations	(10,480)	(4,297)
(Loss) from discontinued operations	(2,048)	(14,700)
(Loss) on disposal of discontinued operations	(2,088)	—
Net (loss)	(14,616)	(18,997)
	$	$
Loss per share	(0.81)	(1.17)
Diluted loss per share	(0.81)	(1.17)

Continuing activities:	$	$
Loss per share - diluted	(0.58)	(0.26)
Loss per share - basic	(0.58)	(0.26)

14.  Summary consolidated cashflows under US GAAP

	Six months to 30 June 2004 $’000 Unaudited	Six months to 30 June 2003 $’000 Unaudited
Net cash used by operating activities	(6,444)	(10,568)
Net cash (used)/provided by financing activities	(5,401)	2,558
Net cash provided/(used) by investing activities	16,959	(5,022)
Net increase/(decrease) in cash and cash equivalents	5,114	(13,032)

Cash at beginning of period	2,097	24,264
Cash and cash equivalents at end of period	7,211	11,232
Net increase/(decrease) in cash and cash equivalents	5,114	(13,032)

15.  Subsequent events

Significant events since 30 June 2004 are set out in the Recent developments section of the Management commentary on results on pages 2 to 10.